UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Excerpt from Prospectus Supplement Filed with Luxembourg Stock Exchange

This document is an excerpt from the risk factor disclosure included in the prospectus supplement filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Luxembourg Stock Exchange on May 30, 2025 (the “Prospectus Supplement”).

The Prospectus Supplement has been prepared and filed with the Luxembourg Stock Exchange in accordance with disclosure standards applicable to our Euro medium-term note program. In particular, the Prospectus Supplement contains updates to prior disclosures filed by MUFG with the Luxembourg Stock Exchange and discusses selected recent developments in the context of those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures filed with the Luxembourg Stock Exchange, to obtain all of the information that is important to you. For a more complete discussion about us, including the risk factors in making any investment into our securities, please see our annual report on Form 20-F for the fiscal year ended March 31, 2024 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Prospectus Supplement. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in MUFG’s current report on Form 6-K filed on 25 June 2024 with the U.S. Securities and Exchange Commission (the “SEC”), which contains an English translation of excerpts from MUFG’s Annual Securities Report for the fiscal year ended 31 March 2024 filed in Japan (the “2024 Annual Securities Report Form 6-K”), and MUFG’s current report on Form 6-K filed on 29 November 2024 with the SEC, which contains an English translation of excerpts from MUFG’s Semi-Annual Securities Report for the six months ended 30 September 2024 filed in Japan (the “2024 Semi-Annual Securities Report Form 6-K”), each incorporated by reference into the Base Prospectus dated 16 August 2024 and Supplement No. 1 dated 26 August 2024 thereto (together, the “Base Prospectus”). The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. In addition, you may need to review the following disclosure, together with other prior disclosures incorporated by reference into the Base Prospectus, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see the Base Prospectus, MUFG’s annual report on Form 20-F for the fiscal year ended 31 March 2024, the 2024 Annual Securities Report Form 6-K, the 2024 Semi-Annual Securities Report Form 6-K and other documents incorporated by reference into the Base Prospectus.

The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of this Supplement. Actual results may significantly differ from those expressed or implied by such forward-looking statements.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in the 2024 Annual Securities Report Form 6-K the 2024 Semi-Annual Securities Report Form 6-K, and such same risk disclosure is replaced entirely by the corresponding risk disclosure set forth below.

We determine the significance of various risk scenarios based on their assessed impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in March 2025 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios

Decline in capital sufficiency / Increase in risk assets	• Our capital management may be adversely affected by an increase in unrealized losses on debt securities due to a rise in interest rates globally.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.

Increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

Risks Related to Our Business Environment

1.	Risks relating to deterioration in economic conditions in Japan and globally

Economic conditions in Japan and around the world may deteriorate due to various factors such as changes in the monetary and fiscal policies in major jurisdictions and the fiscal condition of major countries, industrial and trade policies adopted in major markets, rapid and significant fluctuations in foreign exchange rates, global inflation, deflation or stagflation, changes in real estate market trends, and concerns and developments affecting financial institutions. Uncertainty over the Japanese and global economies still remain because of such other factors as geopolitical instabilities or conflicts, interruptions or changes in international supply chains or trade, and rapid and significant changes in the market, regulatory or business environment.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in, and the balance of, the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

3.	Risks relating to Sustainability

Amid recently widening recognition of environmental and social issues and growing awareness of efforts towards the realization of a sustainable environment and society, we are cognizant of rising societal expectations placed upon us. We have in place the “MUFG Environmental Policy” and the “MUFG Human Rights Policy” and, based on the “MUFG Environmental and Social Policy Framework”, implement policies applicable to certain specific industry sectors with raised concerns over their environmental or social impacts in the corporate lending and debt and equity securities underwriting businesses of our three major subsidiaries, MUFG Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Holdings Co., Ltd., and conduct a due diligence process designed to identify and assess the environmental and social risks and impacts of the business operations to be financed by the subsidiaries. Regarding climate change, we continue to make an effort to improve our understanding and evaluation of the relevant risks, enhance our related disclosures, and strengthen our governance in accordance with the standards we have adopted and applicable regulatory requirements. We also seek to implement measures designed to address climate change and provide assistance with efforts towards the realization of a sustainable environment and society.

Although our sustainability measures and disclosures are designed and implemented in consideration of relevant regulatory and market developments, the timing and impact of such developments are often unpredictable. If our measures or disclosures prove or are deemed insufficient or inappropriate, if such measures or disclosures do not proceed as planned or become subject to criticism, if we fail or are deemed to have failed to effectively respond to changes in regulations, diversification of policies, or evolving market expectations, or if, as a result of any of the foregoing, we are considered to be failing to fulfill our responsibility to society, then our corporate value may be impaired and our business, financial condition and results of operations may be adversely affected. Climate change, in particular, entails transition risks arising from, among other things, changes in regulations, technologies and market preferences relating to the transition to a less carbon-dependent society and physical risks associated with, among other things, direct damage to assets and disruptions in supply chains caused by changes in the climate. These climate change-related risks may directly affect our operations and may also have other indirect effects on us, including their impact on the business and financial performance of our borrowers adversely affecting our loan portfolio management. These direct and indirect effects may have a significant negative impact on our results of operations and financial condition.

Risks Related to Our Strategies and Our Major Investees

4.	Risks relating to competitive pressures and failure to achieve business plans or operating targets

Competition in the financial services industry may further intensify due to the increase in the number of non-financial institutions entering the financial services industry with alternative services, such as electronic settlement services, as a result of development of new technologies as well as significant changes in regulatory barriers.

We have been implementing various business strategies on a global basis designed to strengthen our competitive position and profitability. However, competition may further increase as other global financial institutions enhance their competitive strength through mergers, acquisitions, strategic alliances, and profit improvement and other measures.

Under such circumstances, our business, financial condition and results of operations may be adversely affected if our strategies fail to produce the results we expect or if we are required to delay or otherwise change our strategies. Our competitiveness may decline because of various factors, including where:

•	the volume of loans made to borrowers cannot be maintained or does not increase as anticipated;

•	our income from interest spreads on loans does not improve as anticipated;

•	the fair value of our financial assets fluctuate to a larger extent than anticipated;

•	our fee income cannot be maintained or does not increase as much or quickly as planned;

•	our strategy to build a business infrastructure for new services and products through digital transformation, use of new technologies or otherwise does not proceed as planned;

•	customer or market demands for alternative products or services increase at a more rapid pace than expected thereby negatively affecting the demand for our financial products or services;

•	our strategy to improve financial and operational efficiency does not proceed as planned;

•

clients and business opportunities are lost, or costs and expenses significantly exceed our expectations, as a result of the ongoing or planned strategies to streamline our business portfolio, to integrate our systems, or to improve financial and operational efficiency not being achieved as expected;

•	we are unable to hire or retain necessary human resources;

•	our foreign currency funding becomes limited or unavailable;

•	we are restricted in agility or flexibility in investing in non-financial institutions under applicable laws and regulations in and outside of Japan; and

•	rapid and significant deposit outflows caused by deteriorated customer confidence in our financial health or market confidence in the financial industry result in a lack of liquidity.

5.	Risks accompanying the global expansion of our operations and the range of products and services

As we expand our business operations and operate our business as a global financial institution, we may become exposed to new and increasingly complex risks associated with such expansion. We may not be able to establish appropriate internal controls or risk management systems for the entire MUFG Group, including subsidiaries, or to hire or retain necessary human resources to effectively deal with compliance, regulatory and other risks entailing the expanded scope of our operations, products and services, including new local market and regulatory environments, in all cases and, as a consequence, our financial condition and results of operations may be adversely affected.

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. Our major overseas subsidiaries include Krungsri, an indirect subsidiary in Thailand, and Bank Danamon, an indirect subsidiary in Indonesia. Our acquisition, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of, among other things, political and social instability, stagnation of the economy, fluctuations of the financial market, inability to obtain regulatory approvals, changes in the laws, regulations or accounting standards, changes in the strategies or financial condition of our acquirees, investees or alliance partners that are inconsistent with our interests, and unanticipated changes in the local market, industry or business environment affecting our acquirees, investees or alliance partners. These and other similar circumstances may adversely affect our business strategies, financial condition and results of operations. In addition, we may be unable to achieve the benefits expected from our efforts to expand business operations if our expansion strategy does not proceed as planned.

6.	Risks relating to our strategic alliance with Morgan Stanley

We hold shares of common stock (representing 22.4% of the voting rights immediately following the conversion of convertible preferred stock in June 2011 and 23.5% as of March 31, 2025) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. We have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage securities business joint ventures in Japan and to cooperate with each other in the corporate finance business in the United States.

We intend to further strengthen the alliance. However, if the social, economic, market or financial environment changes, or if our collaboration of personnel, products and services or the formation and implementation of the joint ventures’ management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions for Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals expected from our strategic alliance with Morgan Stanley. In addition, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial losses on our investment.

We hold 23.5% of the voting rights in Morgan Stanley as of March 31, 2025 and appoint two representatives to Morgan Stanley’s board of directors. Accordingly, Morgan Stanley is our affiliated company accounted for under the equity method. As a result, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have an impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

Credit Risk (Risk of Loss Resulting from Deterioration in Financial Condition of Borrowers or Transaction Counterparties)

9.	Risks relating to our lending business

The lending business is one of our primary businesses. To the extent that our measures designed to mitigate credit risk, including collateral, guarantees and credit derivatives, are insufficient, our credit costs may significantly increase if borrowers fail to meet their interest payment or principal repayment obligations as expected or if we fail to effectively and adequately anticipate and deal with deterioration in the credit quality of our borrowers. Any such failure may adversely affect our financial condition and results of operations and may also result in a decrease in our capital ratios. Our credit costs and problem loans may increase in the future due to industrial and trade policies adopted in major markets, deterioration in economic conditions in Japan and other parts of the world, including emerging countries, fluctuations in oil and other commodity prices, declines in real estate and stock prices, depreciation of currencies of emerging markets, rises in interest rates, or financial difficulties of our borrowers due to such factors as intensifying competition within their respective industries.

(1)	Status of our allowance for credit losses

Our allowance for credit losses is recorded based on assumptions and estimates of the condition of borrowers, the value of collateral and the economy as a whole. If general economic conditions or the financial performance of specific borrowers deteriorates, if the value or liquidity of collateral declines, or if our actual loan losses exceed our allowance for credit losses, we may also incur additional credit losses. In addition, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. As of March 31, 2025, the balance of our allowance for credit losses was ¥1,214.8 billion.

(2)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the real estate industry are relatively high in comparison to other industries, and we are consequently susceptible to adverse changes particularly in that industry. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties as well as each relevant country and region, including emerging countries, the quality of our credit portfolio may deteriorate to an extent greater than expected due to changes in economic conditions in Japan and other countries and regions, including the impact of climate change, industrial and trade policies adopted in major markets and geopolitical developments, and fluctuations in real estate prices, oil and other commodity prices, and foreign currency exchange rates.

(3)	Our response to borrowers

Even in the event that a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans may increase significantly, our credit costs may increase, and the value of the additional equity purchased may decline.

Risk Related to Our Strategic Equity Portfolio (Risk of Loss Resulting from a Decline in the Value of Equity Securities We Hold)

11.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. As of March 31, 2025, the market value of such securities was approximately ¥3.5 trillion, and the book value of such securities was approximately ¥1.1 trillion. In view of mitigating the risk of equity price volatility, our basic policy is to reduce the amount of equity securities held for strategic investment purposes, and we aim to dispose of such equity securities as planned. For our strategic equity portfolio, we endeavor to manage the risk of stock price fluctuations by hedging a portion of the portfolio using total return swaps and other hedging instruments.

However, if stock prices decline, we may incur significant impairment losses or valuation losses on our equity investment portfolio. In addition, since unrealized gains and losses on equity securities are reflected in the calculation of regulatory capital amounts, a decline in stock prices may result in a decrease in our capital ratios and other regulatory ratios. As a result, our financial condition and results of operations may be adversely affected.

Funding Liquidity Risk (Risk of Loss Due to Inability to Raise Funds or Need to Raise Funds at Unexpectedly High Interest Rates)

13.	Risks associated with a downgrade of our credit ratings and other external factors

Deterioration in market illiquidity or other external circumstances or an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity. Our liquidity may be impaired by factors such as an inability to raise funding in financial markets, an increase in our funding costs, unexpected increases in cash or collateral requirements, an inability to sell assets or enter into or settle other transactions as planned or needed, and an inability to attract or retain deposits. These situations may arise due to circumstances which we may be unable to control but which have occurred in the past, including market or economic disruptions, financial system instability, and a downgrade in our credit ratings, or circumstances specific to us, including an actual or perceived decline in our creditworthiness. Insufficient liquidity may have a material adverse impact on our business, operating results and financial condition.

Assuming all of the relevant credit rating agencies downgraded the credit ratings of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings as of March 31, 2025 by one-notch on the same date, we estimate that MUFG and its three main subsidiaries would have been required to provide approximately ¥63.9 billion of additional collateral postings under their derivative contracts. Assuming a two-notch downgrade by all of the same credit rating agencies occurring on the same date, we estimate that the additional collateral postings for the same MUFG group companies under their derivative contracts would have been approximately ¥110.8 billion.

Operational Risk (Risk of Loss Resulting from Inappropriate Management of Operations or External Factors)

14.  Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

We have received requests and subpoenas for information from government agencies in some jurisdictions in connection with their investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with those investigations and have been conducting an internal investigation. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

Additionally, on June 14, 2024, the Securities and Exchange Surveillance Commission of Japan (“SESC”) issued and announced a recommendation that the Prime Minister and the Commissioner of the Financial Services Agency (“FSA”) take administrative action against our subsidiaries MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate. The recommendation was based on the SESC’s findings of, among other things, inappropriate sharing of customer information as well as improper solicitation of business in contravention of the prohibition on engagement by Registered Financial Institutions in securities-related business activities. The SESC’s findings concerned, among other things, the business collaboration among the bank and securities companies and the management of non-public corporate information by the bank and securities companies.

In response to the SESC’s recommendation, on June 24, 2024, the FSA issued business improvement orders to MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate under Articles 51-2 and 51 of the Financial Instruments and Exchange Act of Japan. Additionally, the FSA has required MUFG and MUFG Bank to submit reports under Articles 52-31 and 24 of the Banking Act of Japan. In response, on July 19, 2024, MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate submitted documents including business improvement plans to the FSA. MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate are continuing to take actions based on these orders and requirements.

16.	Risks relating to cyber-attacks

Our information, communications and transaction management systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected) constitute a core infrastructure for our accounting and other business operations and are of critical importance particularly in the current business environment with increasing dependence on remote or online networks and our strategy to promote digitization. We are working to prevent system failures through appropriate design and testing and other means and to establish security-conscious systems. However, we may not be able to completely prevent system failures, increasingly more sophisticated cyber-attacks, unauthorized access, computer virus infection, human errors, equipment malfunctions, defects in services provided by third parties such as communications service providers and cloud service providers, and failure to appropriately deal with emerging technologies such as artificial intelligence and new or upgrades to systems and tools. In addition, we may be unable to enhance our financial transaction management systems as required for all of our business operations or under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards and some of which we are required to implement in conjunction with upgrades made to interbank or other third-party systems to which our systems are connected, may not be completed as planned due to the complexity and other difficulty relating to such projects. Moreover, our cybersecurity risk management framework and practices may be found inadequate, particularly in light of expanding regulatory requirements and growing market expectations, including those relating to incident reporting and risks associated with our use of third-party services and systems. Such inability, failure and inadequacy may lead to errors and delays in transactions, information leakage and other adverse consequences, and, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damages caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences of these events.